November 1, 2005

Jack Draper
President
Firstplus Financial Group, Inc.
5100 N. O`Connor Boulevard
6th Floor
Irving, TX  75039

      Re:	Firstplus Financial Group, Inc.
      Definitive Additional Materials
Filed October 25, 2005
		File No. 1-13753

Dear Mr. Draper:

      We have the following comments on the above-referenced filing.
1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In any future materials, clearly characterize any statements of belief or opinions as such. Support for opinions or beliefs should be self-evident, disclosed in the additional soliciting materials or provided to the staff on a supplemental basis. We note, for example:

* Your description of the proceeds of the sale of your interest in Capital Lending as having provided a three-fold return in a relatively short period of time (page 1 of the letter to shareholders).
* Your disclosure that your "base continues to improve" (page 1 of the letter).
* Your disclosure that you are "confident in [your] strengths"
(page
2 of the letter).
* Your disclosure that the company is "once again on the move" and that this achievement is due to the efforts of a "committed and untiring" board of directors (page 5 of the letter).
* Your disclosure that "FIRSTPLUS has within its reach
opportunities
that were unattainable several years ago.  FIRSTPLUS has
maintained
and, in some cases, enhanced its network relationships and has received positive feedback from these relationships. . . . We believe
that FIRSTPLUS can attain new heights" (page 5 of the letter).
* Your disclosure that in 2003 the company received a "substantial return" on a small investment it had made (page 5 of the letter).

Provide support for these statements on a supplemental basis.
Note
that we may have further comments.
2. On a supplemental basis, provide support for the company`s available "opportunities" and, with a view toward disclosure, provide additional information regarding your future plans. In this letter, you state that the "areas for opportunity may include buying an existing company, merging with a growing concern or entering into a joint venture." Is management and/or the board certain that such opportunities are available?
3. In future communications, where you make statements about the accomplishments of your board and officers over the past few years, it appears that you should balance these statements with information regarding the company`s failure to file required annual and periodic reports during that time. In addition, where you make statements such as "[t]he minimal activity of FIRSTPLUS, driven by the dearth of working capital, also militated against incurring the expense of calling a shareholders meeting," etc., it appears that you should also inform security holders of other material reasons why the company has not or could not hold a meeting. For example, the company could not hold an annual meeting because it could not provide audited financial statements.
4. Refer to the "home" page on your website, www.firstplusgroup.com.
Provide us support for the statements in the penultimate paragraph of the letter to security holders and revise the website in accord with comment one above.
5. It appears that the information on your website, particularly the
"home" page, is soliciting material that should have been filed on the date of first use as required by Rule 14a-12 or Rule 14a-6. Note that Rule 14a-12 applies to communications made prior to the filing of your definitive proxy, and Rule 14a-6 applies to communications after the definitive proxy is filed. File the letter to shareholders in EDGAR under the appropriate Rule. Also confirm that all future written communications, including any scripts used in the solicitation of proxies, will be filed on the date of first use.
6. Refer again to your website. We remind you that you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable.
Refer to Rule 14a-9. On a supplemental basis, provide us support for the statements in the third through ninth paragraph of the letter on your "home" page.


Closing Comments

      Please furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions


cc:  Doug Berman, Esq. (via facsimile: (214) 855-4300)
??

??

??

??

Jack Draper
Firstplus Financial Group, Inc.
November 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE